Exhibit 99.3

广东省深圳前海合作区人民法院

查封（冻结、扣押）财产通知书

（2022）粤 0391 民初 4737 号

（2022）粤 0391 执保 2175 号

南太集团有限公司：

关于原告南太集团有限公司与被告张瑜、王家标、第三人南太投资（深圳）有限公司、郁春华损害公司利益责任纠纷一案，根据你方提出的财产保全申请，本院已于 2022 年 7 月 21 日作出 （2022）粤 0391 民初 4737 号生效民事裁定，并依法采取了以下财产保全措施:

一、已办理被告王家标 （公民身份号码                                         ）

名下中国建设银行股份有限公司深圳市分行                                          账户内存款的冻结，冻结结果为：根据该账户内可用余额，已实际冻结人民币 2726.98 元，冻结额度为人民币 21389681.90 元，期限自 2022 年 7 月 28 日至 2023 年 7 月 27 日。

二、已办理被告王家标 （公民身份号码                                         ）名下中国银行股份有限公司深圳市分行                                          账户内存款的冻结，冻结结果为：根据该账户内可用余额，已实际冻结人民币 5718.63 元，冻结额度为人民币 21389681.90 元，期限自 2022 年 7 月 28 日至 2023 年 7 月 27 日。

三、已办理被告王家标 （公民身份号码                                         ）名下中国农业银行股份有限公司深圳市分行                                          账户内存款的冻结，冻结结果为：根据该账户内可用余额，已实际冻结人民币 2676.91 元，冻结额度为人民币 21389681.90 元，期限自 2022 年 7 月 28 日至 2023 年 7 月 27 日。备注：已换新卡号：                                         （办 理续冻、解冻、扣划填写此新卡号）。

四、已办理被告王家标 （公民身份号码                                         ）名下中国工商银行股份有限公司深圳市分行                                          账户内存款的冻结，冻结结果为：根据该账户内可用余额，已实际冻结人民币 0.00 元，冻结额度为人民币 21389681.90 元，期限自 2022 年 7 月 28 日至 2023 年 7 月 27 日。

五、已办理被告王家标 （公民身份号码                                         ）名下车牌号码为                                          的小型汽车的查封，查封结果为：已查封，期限自 2022 年 7 月 29 日至 2024 年 7 月 28 日。

六、已办理被告张瑜（公民身份号码                                         ） 名下车牌号码为                                          的小型汽车的查封，查封结果为：已查封，期限自 2022 年 7 月 29 日至 2024 年 7 月 28 日。

七、已办理被告张瑜（公民身份号码                                         ） 名下车牌号码为                                          的小型汽车的查封，查封结果为：已 查封，期限自 2022 年 7 月 29 日至 2024 年 7 月 28 日。

八、已办理被告张瑜（公民身份号码                                         ） 名下位于                                                  （占有份额 100%，不动产权证证号                                                 ）的查封登记。查封期从 2022 年 7 月 29 日至 2025 年 7 月 28 日。

根据《最高人民法院关于适用 <中华人民共和国民事诉讼法>的解释》第四百八十五条等相关规定，如需续行查封的，本院要求你方在上述财产控制期限届满 三十日前，向本院提出续封、续冻的书面申请；否则，因逾期提出申请导致上述财产被解除强制措施的法律后果将由你方自行承担。

上述查封、冻结、扣押行为属于财产保全措施，申请执行时应同时提交本通知书复印件。

二〇二二年八月十五日

联系人：吴助理 联系电话：

地址：广东省深圳市前海深港现代服务业合作区临海大道法治大厦

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